UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion’s BreezeMAX® Extreme 5000 Wins Prestigious Award at Security Industry Association’s New Product Showcase Dated March 25, 2010	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: March 25 , 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion’s BreezeMAX® Extreme 5000 Wins Prestigious Award at Security Industry
Association’s New Product Showcase

Industry’s first 802.16e WiMAX™ solution for the license-exempt market honored at ISC West 2010

Sunnyvale, Calif., March 25, 2010 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G WiMAX and wireless broadband solutions, announced today that the Security Industry Association (SIA) honored company’s BreezeMAX Extreme 5000 wireless broadband solution with the Best in Public Safety Solutions award at the 2010 New Product Showcase  at ISC West in Las Vegas. Alvarion is an exhibitor at ISC West 2010.

Alvarion’s BreezeMAX Extreme 5000 is the first WiMAX 802.16e solution commercially available at the 5 GHz license-exempt frequency band. This best-of-breed base station offers advanced air-protocol capabilities with superior performance that lowers the cost of high-bandwidth, carrier-class broadband connectivity for a variety of applications resulting in an improved business case.

“We are pleased to be recognized for our innovation and commitment to public safety market through our efficient and cost-effective wireless broadband solutions,” said Mohammad Shakouri, corporate VP, Innovation and Marketing of Alvarion. “Our state of the art BreezeMAX Extreme solution includes advanced capabilities of standardized 802.16e WiMAX technology. In addition, the compact form factor of this solution is ideal for public safety applications.”

The New Product Showcase, which is sponsored by the SIA, is held annually in conjunction with ISC West at the Sands Expo and Convention Center to recognize the best security product innovations.

“The Security Industry Association is proud to promote the development of products that make our world safer,” said Jennifer Martin, NPS Committee Chair. “We congratulate Alvarion for their technological achievement by recognizing their BreezeMAX Extreme 5000 for Best in Public Safety Solutions, and we are thankful for their important contribution to the industry.”

Alvarion’s wireless broadband products use advance technologies to increase power efficiency and reduce product foot print thus minimizing the environmental impact of its solutions and improving operators' business case with lower total cost of ownership.

About Security Industry Association
The Security Industry Association (www.siaonline.org) is the leading trade group for businesses in the electronic and physical security market. SIA protects and advances its members' interests by advocating pro-industry policies and legislation on Capitol Hill and throughout the 50 states; producing cutting-edge global market research; creating open industry standards that enable integration; advancing industry professionalism through education and training; opening global market opportunities; and providing sole sponsorship of the ISC Expos, the world's largest security trade shows and conferences.

About Alvarion®
Alvarion (NASDAQ:ALVR) is a global leader in 4G wireless communications with the industry’s most extensive customer base with hundreds of commercial WiMAX deployments. Alvarion’s industry leading solutions enable true open 4G and vertical applications for service providers and enterprises. Through an OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in WiMAX license allocation in certain countries; the failure of the market for WIMAX products to develop as anticipated; potential impact on our business of the current global recession;, Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.